June 29, 2005


Via Facsimile (212) 751-4864 and U.S. Mail

Steve Della Rocca, Esq.
Latham & Watkins
885 Third Avenue
New York, New York 10022

RE:	Books-A-Million, Inc.
	Schedule TO-I filed June 23, 2005
      File No. 5-43790

Dear Mr. Della Rocca:

      We have the following comments on the above-referenced filings.

General

1. Revise the cover page of the Offer to Purchase and throughout the document to state that you will return shares not accepted for payment "promptly," not "as promptly as practicable," following the expiration or termination of the offer. Refer to Rules 13e-4(f)(5)
and 14e-1(c). Similarly revise the disclosure to clarify that you will pay the purchase price "promptly," not "as promptly as practicable" or "as soon as practicable," after the expiration date.

Number of Shares; Proration

2. We note your statement in the last paragraph on page 3 that you will, "in your sole discretion, determine the purchase price." Because you have established a formula ("the lowest price . . . that will enable us to purchase 4,000,000 shares"), it is unclear why the purchase price is in your sole discretion.

3. We note your statement that a separate Letter of Transmittal must be submitted for shares tendered at each price. Where appropriate, please clarify whether separate notices of withdrawal for must be submitted for shares tendered at each price.

Procedures for Tendering Shares

4. We note your statement on page 12 that "our interpretation of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all parties." The statement creates the impression that holders have no legal recourse regarding the terms of the offer. Explain why you believe this statement is appropriate without providing an objective standard by which you will make a determination.

Conditions of the Offer

5. You disclose on page 15 a condition to the offer is whether there are any material changes in exchange rates. This condition is too broad in that it includes both positive and negative effects and does not identify the exchange rates to which you refer. Revise your disclosure to clarify those changes that would allow amendment or termination of the offer so that security holders will have the ability to objectively determine whether the condition has been triggered.

6. We note that the offer is subject to the condition that the company will remain listed on the NASDAQ and or to be held than less than 300 people. However, we also note that you may engage in possible future purchases of additional shares of common stock. Please be advised that any of these transactions may constitute the first step in a future going private transaction. See Rule 13e-3(a)(3).

Extension of the Tender Offer; Termination; Amendment

7. We note your statement on page 27 that you "expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for . . ." The right to indiscriminately terminate the offer appears to be so broad as to render the offer illusory.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to stockholders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct any questions to me at (202) 551-3345.

								Sincerely,


								Michael Pressman
								Office of Mergers
 and Acquisitions

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June 29, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE